Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 26, 2018

Mr. Keith A. Gregory, Esquire Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 141 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 141”)

Dear Mr. Gregory:

This letter responds to comments you provided in a telephonic conversation with me on Monday, October 15, 2018, with respect to Amendment No. 141. Amendment No. 141 was filed on August 29, 2018 and included disclosure with respect to the SPDR SSGA Multi-Asset Real Return ETF, SPDR SSGA Income Allocation ETF, SPDR SSGA Global Allocation ETF, SPDR SSGA Ultra Short Term Bond ETF, SPDR DoubleLine Total Return Tactical ETF, SPDR MFS Systematic Core Equity ETF, SPDR MFS Systematic Growth Equity ETF, SPDR MFS Systematic Value Equity ETF and SPDR Blackstone / GSO Senior Loan ETF (each, a “Fund” and collectively, the “Funds”), each a separate series of the Registrant, as set forth in the Prospectuses and Statements of Additional Information (“SAIs”) filed as part of Amendment No. 141.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 141. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 141.

General Comments

1.

Comment: The Staff notes that each Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please note that where a comment is made with regard to disclosure in one location in the registration statement it is applicable to all similar disclosure appearing elsewhere in the registration statement. Comments will generally not be repeated.

Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW
Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Response: The Registrant acknowledges the Staff’s comment.

2.	Comment: Please update and/or complete any information that is missing or in brackets in the 485(b) registration statement.

Response: The information has been updated and/or completed as requested.

3.

Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter in advance of the effective date of the registration statement to provide the Staff time to review the responses.

4.	Comment: Please provide a completed draft of each Fund’s fee table and example information.

Response: The finalized fee table and example information that will be included in the final registration statement for each Fund is included in Appendix A to this letter.

Combined Prospectus Comments

5.	Comment: Please confirm that none of the Funds will principally invest in leveraged or inverse ETPs. If so, please include relevant strategy and risk disclosure.

Response: None of the Funds will principally invest in leveraged or inverse ETPs.

6.

Comment: Please note that gross management fees and gross acquired fund fees and expenses must be shown in the “Annual Fund Operating Expenses” table for each Fund. Any fee waiver should be represented in a line item with a related footnote that describes the contractual fee waiver. The Staff reminds the Registrant that if the Funds have gross acquired fund fees and expenses of greater than 1 bps, the line item for acquired fund fees and expenses must be shown in the fee table. The Staff notes that the “Management” section in each Prospectus references a contractual fee waiver relating to management fees and acquired fund fees and expenses that will continue until October 31, 2019. See Item 3, Instructions 3(f)(i), 4(a), and 3(e) of Form N-1A. If a Fund is utilizing a contractual fee waiver or expense reimbursement, please include disclosure in the Example table narrative to explain that the example figures reflect such fee waiver or expense reimbursement for the period in which such waiver/reimbursement is in place.

Response: The Registrant confirms that Funds that have gross acquired fund fees and expenses of greater than 1 bps that are not covered by a fund’s unitary management fee will include a line item in the Annual Fund Operating Expenses table. In addition, if a Fund is utilizing a contractual fee waiver or expense reimbursement, the Fund will include a line item in the Annual Fund Operating Expenses table with a related footnote, as well as a narrative in the Example table to explain that the example figures reflect such fee waiver or expense reimbursement for the period in which such waiver/reimbursement is in place.

7.

Comment: With respect to the SPDR SSGA Multi-Asset Real Return ETF, SPDR SSGA Income Allocation ETF and SPDR SSGA Global Allocation ETF, if there is an expected or base target percentage for the fixed income asset class for the Fund, please include such disclosure in “The Fund’s Principal Investment Strategy” section. For example, the Staff notes that the Item 4 disclosure for the SPDR SSGA Global Allocation ETF indicates that equities comprise 60% of Fund assets.

Response: The Registrant confirms that there is no expected or base target percentage for the fixed income asset class for the SPDR SSGA Multi-Asset Real Return ETF, SPDR SSGA Income Allocation ETF and SPDR SSGA Global Allocation ETF. The Registrant notes the following disclosure in each “The Fund’s Principal Investment Strategy” sections:

The allocations to each asset class will change over time as the Adviser’s expectations of each asset class shift.

8.

Comment: With respect to the SPDR SSGA Multi-Asset Real Return ETF, if appropriate, please provide examples of infrastructure companies referenced in the following disclosure included in “The Fund’s Principal Investment Strategy” section, as such disclosure is provided for natural resource and commodity companies.

Publicly-traded companies in natural resources and/or commodities businesses may include agriculture, energy, and metals and mining companies. In addition, the Fund may also invest in ETPs that provide exposure to the publicly-traded domestic and international infrastructure companies asset class.

Response: The Registrant believes the current disclosure is appropriate. The noted examples are intended to further describe companies in natural resources and/or commodities businesses. The Registrant does not believe a further description of infrastructure companies is necessary.

9.

Comment: With respect to the following disclosure included in “The Fund’s Principal Investment Strategy” section for the SPDR SSGA Multi-Asset Real Return ETF, please clarify in the Item 9 “Additional Strategies Information” section the factors that the Adviser will use in the investment process that are not captured by the quantitative models.

The Adviser’s investment process relies on proprietary quantitative models as well as the Adviser’s fundamental views regarding factors that may not be captured by the quantitative models.

Response: The Registrant has updated the disclosure as follows:

The Adviser’s investment process relies on proprietary quantitative models as well as the Adviser’s fundamental views regarding qualitative factors that may not be captured by the quantitative models.

10.

Comment: With respect to the SPDR SSGA Multi-Asset Real Return ETF, please consider disclosing in “The Fund’s Principal Investment Strategy” section the types of derivatives that will principally be used by the ETPs to gain exposure to commodities. Please also disclose any other principal derivatives in which the Fund may directly invest.

Response: The Registrant notes that the Fund does not intend to invest in derivatives directly as part of its principal investment strategy. The Registrant has not added disclosure in response to this comment.

11.

Comment: For each of the SPDR SSGA Multi-Asset Real Return ETF, SPDR SSGA Income Allocation ETF and SPDR SSGA Global Allocation ETF, please disclose whether the Fund may, at times, be principally invested in all equity or debt through the use of ETPs.

Response: Although possible, the Funds do not intend to be principally invested entirely in equity or debt securities through the use of ETPs. As a result, the Registrant has not added disclosure in response to this comment.

12.	Comment: For each Fund, please disclose the dollar-weighted average maturity of the fixed income portion of the Fund’s portfolio.

Response: Each Fund, other than the SPDR SSGA Ultra Short Term Bond ETF, does not hold itself out as maintaining a certain maturity with respect to the fixed income portion of its portfolio. As a result, the Registrant has not added disclosure in response to this comment. With respect to the SPDR SSGA Ultra Short Term Bond ETF, the Registrant notes “The Fund’s Principal Investment Strategy” section currently states that the Fund expects to maintain a weighted average maturity between six and eighteen months.

13.

Comment: For each Fund with fixed income exposure, please briefly explain the concept of duration in Item 4 and provide an example of duration in Item 4 or Item 9. For example, if a Fund has a duration of 3 years, and interest rates increase by 1%, then the Fund would decline in value by approximately 3%.

Response: The Registrant notes that the “Interest Rate Risk” discussion currently included in the “Principal Risks” section in Item 9, which is a principal risk for each Fund that principally invests in fixed income securities, includes an example of duration. The Registrant has revised the disclosure as follows to include an explanation of the concept of duration:

Interest Rate Risk. Interest rate risk is the risk that the securities held by a Fund will decline in value because of increases in market interest rates. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. Debt securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than debt securities with shorter durations. For example, the value of a security with a duration of five years would be expected to decrease by 5% for every 1% increase in interest rates. Falling interest rates also create the potential for a decline in a Fund’s income and yield. Interest-only and principal-only securities are especially sensitive to interest rate changes, which can affect not only their prices but can also change the income flows and repayment assumptions about those investments. Variable and floating rate securities also generally increase or decrease in value in response to changes in interest rates, although generally to a lesser degree than fixed-rate securities. A substantial increase in interest rates may also have an adverse impact on the liquidity of a security, especially those with longer durations. In recent years, the U.S. has experienced low interest rate levels. However, interest rates have begun to rise. In addition, economic recovery and the ending of the Federal Reserve Board’s quantitative easing program increase the likelihood that interest rates will continue to rise in the future. Changes in governmental policy, including changes in central bank monetary policy, could cause interest rates to rise rapidly, or cause investors to expect a rapid rise in interest rates. This could lead to heightened levels of interest rate, volatility and liquidity risks for the fixed income markets generally and could have a substantial and immediate effect on the values of a Fund’s investments.

14.

Comment: All principal risks included for each Fund should have corresponding principal strategy disclosure. Please disclose in “The Fund’s Principal Investment Strategy” section that the Funds will invest in securities denominated in US Dollars, local currency, or depositary receipts, as applicable.

Response: The Registrant notes that for each Fund that includes risk discussions related to denomination in foreign currencies or depositary receipts also discloses in its “The Fund’s Principal Investment Strategy” that the Fund may invest in international/foreign securities.

15.

Comment: In the “REIT Risk” discussion included in the “Principal Risks of Investing in the Fund” section for the SPDR SSGA Multi-Asset Real Return ETF, SPDR SSGA Income Allocation ETF and SPDR SSGA Global Allocation ETF, if there is any sub-prime exposure with respect to a Fund’s investments in real estate investment trusts or real estate operating companies, please include a description of such exposure in the Fund’s principal risk factor. In addition, for the SPDR SSGA Multi-Asset Real Return ETF and SPDR SSGA Global Allocation ETF, please include in the “REIT Risk” discussion the risks associated with mortgage and equity REITs, as you have disclosed in the “REIT Risk” for the SPDR SSGA Income Allocation ETF.

Response: The Registrant confirms the Funds do not have a material exposure to sub-prime mortgages. The Registrant has replaced the “REIT Risk” discussion for the SPDR SSGA Multi-Asset Real Return ETF and SPDR SSGA Global Allocation ETF with the “REIT Risk” discussion for the SPDR SSGA Income Allocation ETF.

16.

Comment: In the “Derivatives Risk” discussion in the “Additional Risk Information” section, please tailor the disclosure to discuss the derivatives to be used by the Funds. For additional guidance, please refer to the letter from Mr. Barry Miller, Associate Director of the SEC’s Office of Legal Disclosure, to Ms. Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (“Barry Miller Letter”).

Response: The Registrant has added specific derivatives risk disclosure to the “Additional Risk Information” section of the prospectus.

17.

Comment: In “The Fund’s Principal Investment Strategy” section for the SPDR SSGA Income Allocation ETF and SPDR SSGA Global Allocation ETF, please insert a parenthetical after “high yield debt securities” stating “(“junk” bonds).”

Response: The Registrant has made the requested revisions.

18.

Comment: The Staff notes that the SPDR SSGA Income Allocation ETF includes a principal risk factor for emerging markets. Accordingly, please include corresponding disclosure in the principal strategies section.

Response: The Registrant has revised the disclosure as follows:

The Fund’s indirect holdings by virtue of investing in ETPs representing these asset classes will consist of a diversified mix of domestic and international,

including emerging markets, equity securities, investment-grade and high yield government and corporate bonds, hybrid securities such as preferred stock and convertible securities, inflation protected securities, Senior Loans and REITs.

19.

Comment: With respect to the SPDR SSGA Income Allocation ETF, the first paragraph of “The Fund’s Principal Investment Strategy” section indicates that the Fund invests in first lien senior secured floating rate bank loans. The Staff is aware that rating agencies, as well as the financial media, have recently reported that traditional lender protections are being eroded and that so-called “covenant lite” loans are increasingly common. See, e.g., Matt Wirz, Leveraged Loans Not as Safe as They Once Were, Wall St. J., August 16, 2018. If the Fund’s holdings include principal investments in covenant lite loans, please describe such loans and the extent to which the Fund may invest in covenant lite loans. Additionally, please disclose the risks of covenant lite loans in the principal risk factors section. Please apply this comment to any other Fund investing in senior secured or unsecured loans, subordinated and mezzanine loans, and modify the comment to reflect investments in such loans, as appropriate (e.g., SPDR DoubleLine Total Return Tactical ETF and SPDR Blackstone / GSO Senior Loan ETF).

Response: The Registrant has added the following to the “Bank Loan Risk” and “Senior Loan Risk” discussions:

Some of the loans in which the Fund may invest or obtain exposure to may be “covenant-lite” loans. Covenant-lite loans may contain fewer or no maintenance covenants compared to other loans and may not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. The Fund may experience delays in enforcing its rights on its holdings of covenant-lite loans.

20.

Comment: The Staff notes the following disclosure included in “The Fund’s Principal Investment Strategy” section for the SPDR SSGA Global Allocation ETF. For the SPDR SSGA Global Allocation ETF and for each Fund investing principally in small- and mid-capitalization companies through ETPs, please include principal risk factors relating to companies with such capitalizations and revise the risk factor chart and related disclosures in Item 9.

The Fund’s indirect holdings by virtue of investing in ETPs representing these asset classes consist of a diversified mix of domestic and international, including emerging market, equity securities across all market capitalizations, investment-grade and high yield government and corporate bonds, inflation protected securities, mortgage pass through securities, commercial mortgage backed securities, asset backed securities, commodities and real estate investment trusts (“REITs”).

Response: The Registrant has added risks related it investments in large-, mid- and small-capitalization companies for the SPDR SSGA Multi-Asset Real Return ETF, SPDR SSGA Income Allocation ETF and SPDR SSGA Global Allocation ETF.

21.

Comment: The Staff notes that the SPDR SSGA Global Allocation ETF is a global ETF. Accordingly, please disclose in the Fund’s “Principal Risks of Investing in the Fund” section that where all or a portion of an ETF’s underlying securities trade in a market that is closed when the market in which the ETF shares are listed and trading in that market is open, there may be changes between the last quote from the closed foreign market and the value of such underlying securities during the ETF’s domestic trading day. In addition, please note that these circumstances could lead to differences between the market price of the ETF’s shares and the underlying value of those shares.

Response: The Registrant has added the following to the Non-U.S. Securities Risk discussion for each Fund:

To the extent underlying securities held by the Fund trade on foreign exchanges that are closed when the exchange on which the Fund’s shares trade is open, there may be deviations between the current price of an underlying security and the last quoted price for the underlying security on the closed foreign market. These deviations could result in the Fund experiencing premiums or discounts greater than those of ETFs that invest in domestic securities.

22.

Comment: In the “Mortgage-Related and Other Asset-Backed Securities Risk” discussion in the principal risks section for the SPDR SSGA Global Allocation ETF, please include disclosure stating that the liquidity of mortgage-related and asset-backed securities may change over time. Please apply this comment globally to this risk factor, as well as to the “Asset-Backed and Mortgage-Backed Securities Risk” risk factor.

Response: The requested disclosure has been added.

23.	Comment: Please disclose whether the SPDR SSGA Ultra Short Term Bond ETF would continue to hold a security if its credit rating is downgraded to below investment grade.

Response: The Registrant confirms that the Fund expects to dispose of any security downgraded to below investment grade in a timely manner.

24.	Comment: Please clarify the types of ETPs in which the SPDR SSGA Ultra Short Term Bond ETF may principally invest.

Response: The Registrant notes the following disclosure currently included in “The Fund’s Principal Investment Strategy” section:

ETPs include exchange traded funds registered under the Investment Company Act of 1940, as amended (the “1940 Act”) (“Underlying ETFs”) and exchange traded notes (“ETNs”).

25.

Comment: Per prior comments noting that principal risks should have corresponding principal strategies disclosure, please disclose that the SPDR SSGA Ultra Short Term Bond ETF may invest principally in securities of companies in the financial services industry in “The Fund’s Principal Investment Strategy” section.

Response: The following has been added to “The Fund’s Principal Investment Strategy” section:

As of August 31, 2018, a significant portion of the Fund comprised securities of companies in the financial and industrial sectors.

In addition, a discussion of risks related to the industrial sector has been added to the “Principal Risks of Investing in the Fund” section.

26.

Comment: The SAI discloses that the SSGA Ultra Short Term Bond ETF and SPDR DoubleLine Total Return Tactical ETF will each create and redeem Creation Units for cash. Accordingly, please disclose a cash transaction risk factor stating the following:

Purchases and redemptions of creation units primarily with cash rather than through an in-kind delivery of portfolio securities may cause the Fund to incur certain costs. These costs could include brokerage costs or taxable gains and losses that it might not have incurred had it made redemptions in-kind. These costs could be imposed on the Fund and thus decrease the Fund’s NAV to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Registrant notes the following disclosure currently included in the “Purchase and Sale Information” section:

Creation Unit transactions may be conducted in exchange for cash only, which may cause the Fund to recognize capital gains and to pay out higher annual capital gain distributions to shareholders than if such transactions had been conducted in-kind.

With respect to brokerage costs incurred due to cash transactions, the Registrant notes that the Funds impose a transaction fee that is meant to offset brokerage and impact expenses associated with cash transactions.

27.

Comment: With respect to the SPDR DoubleLine Total Return Tactical ETF, please add the following disclosure to the “Bank Loan Risk” discussion referencing liquidity risk, as is included in the “Senior Loan Risk” discussion for SPDR SSGA Income Allocation ETF.

Bank loans are also subject to high yield securities risks and liquidity risks described above.

Response: The Registrant believes the disclosure currently included “Bank Loan Risk” discussion discusses credit risk and liquidity risk. The Registrant notes that the “Principal Risks of Investing in the Fund” currently includes a separate discussion of “Below Investment-Grade Securities Risk.”

The Fund may invest in secured and unsecured participations in bank loans and assignments of such loans. In making investments in such loans, which are made by banks or other financial intermediaries to borrowers, the Fund will depend primarily upon the creditworthiness of the borrower for payment of principal and interest which will expose the Fund to the credit risk of both the financial institution and the underlying borrower. The market for bank loans may not be highly liquid and the Fund may have difficulty selling them.

28.

Comment: With respect to the SPDR DoubleLine Total Return Tactical ETF, per prior comments, please tailor the “Derivatives Risk” discussion to include forwards, futures, and any types of interest rate derivatives, if appropriate.

Response: As noted in response to Comment 16, the Registrant has added specific derivatives risk disclosure to the “Additional Risk Information” section of the prospectus.

29.

Comment: With respect to the following disclosure included in “The Fund’s Principal Investment Strategy” section for the SPDR MFS Systematic Core Equity ETF, please note that it is the Staff’s position that convertible securities may only be counted as equity securities to the extent that they are “in the money” at the time of purchase. This comment applies to all Funds that have an 80% policy to invest in equities.

Equity securities in which the Fund invests include common stocks, preferred stocks and securities convertible into stocks.

Response: The Registrant acknowledges the Staff’s position.

30.

Comment: With respect to the following disclosure included in “The Fund’s Principal Investment Strategy” section for the MFS Systematic Core Equity ETF, SPDR MFS Systematic Growth Equity ETF and SPDR MFS Systematic Value Equity ETF, please disclose if a Fund is principally invested in any particular sector or sectors and include a corresponding risk factor.

MFS normally invests the Fund’s assets across different industries and sectors, but MFS may invest a significant percentage of the Fund’s assets in a single or small number of industries or sectors.

Response: The following has been added to the applicable “The Fund’s Principal Investment Strategy” sections:

MFS Systematic Core Equity ETF: As of August 31, 2018, a significant portion of the Fund comprised securities of companies in the technology sector.

SPDR MFS Systematic Growth Equity ETF: As of August 31, 2018, a significant portion of the Fund comprised securities of companies in the technology, health care and consumer discretionary sectors.

SPDR MFS Systematic Value Equity ETF: As of August 31, 2018, a significant portion of the Fund comprised securities of companies in the financial and health care sectors.

In addition, discussions of risks related to the sectors noted above have been added to the applicable “Principal Risks of Investing in the Fund” sections.

Combined SAI Comments

31.	Comment: Please update disclosure in the SAI responsive to Items 17-20 of Form N-1A to reflect the calendar or fiscal dates specified by the Form N-1A instructions.

Response: The disclosure has been updated as requested.

SPDR Blackstone / GSO Senior Loan ETF Prospectus Comments

32.

Comment: In the “Average Fund Operating Expenses” table, please reflect the aggregate expenses of the feeder fund and master fund in a single fee table using the captions provided. In a footnote to the fee table, please state that the fee table and example reflect the expenses of both the feeder fund and master fund. If the Prospectus offers more than one feeder fund that invests in the same master fund, please provide a separate response for each feeder fund. See Instruction 1(d)(i) and (ii) to Form N-1A.

Response: The Registrant notes the following disclosure located directly above the fee table:

This table and the Example below reflect the expenses of both the Fund and the Portfolio (as defined below) and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

The Fund is the only fund offered in the Prospectus.

33.	Comment: In “The Fund’s Principal Investment Strategy” section, please insert a parenthetical after “high yield securities” stating “(“junk”).”

Response: The Registrant has made the requested revision.

34.

Comment: With respect to the following disclosure in “The Fund’s Principal Investment Strategy,” the Staff notes that such statements are not consistent with the Staff’s position on such arrangements. The Staff’s position is that assets allocated to any bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary as well as in the industry of the borrower. See Pilgrim Prime Rate Trust, SEC No Action Letter (June 29, 1989). Please revise the disclosure as appropriate. Please also disclose risk factors relating to the banking and financial services industries and, if appropriate, any related concentration disclosure.

While the Portfolio does not treat banks originating loans as the issuers of such loans, it is possible that under a different interpretation the Portfolio may be deemed to concentrate its investments in the financial services industries.

Response: The Registrant notes that the Pilgrim Prime Rate Trust no-action letter expresses the Staff’s position only with respect to a fund’s issuer diversification policy and does not suggest that the Staff’s position applies for purposes of a fund’s industry concentration policy. The Registrant does not believe that its disclosure regarding the Fund’s investments in bank loans is inconsistent with the Staff’s position in Pilgrim Prime Rate Trust. The Registrant has added a discussion of “Financial Sector Risk” to the “Principal Risks of Investing in the Fund” section.

35.

Comment: In the “Liquidity Risk” discussion in the “Principal Risks of Investing in the Fund” section, please include disclosure stating that the illiquidity of the Portfolio’s holdings may limit the ability of the Portfolio to obtain cash to meet redemption obligations on a timely basis. The Staff notes that similar disclosure appears in the Liquidity Risk factor for other Funds investing in senior loans.

Response: The “Liquidity Risk” discussion has been revised as follows:

Liquidity Risk: There is no organized exchange on which loans are traded and reliable market quotations may not be readily available. A majority of the Portfolio’s assets are likely to be invested in loans that are less liquid than securities traded on national exchanges. Illiquidity of the Portfolio’s holdings may limit the ability of the Portfolio and Fund to obtain cash to meet redemptions on a timely basis. Loans with reduced liquidity involve greater risk than securities with more liquid markets. Available market quotations for such loans may vary over time, and if the credit quality of a loan unexpectedly declines, secondary trading of that loan may decline for a period of time. During periods of infrequent trading, valuing a loan can be more difficult and buying and selling a loan at an acceptable price can be more difficult and delayed. In the event that the Portfolio voluntarily or involuntarily liquidates portfolio assets during periods of infrequent trading, it may not receive full value for those assets. Therefore, elements of judgment may play a greater role in valuation of loans. To the extent that a secondary market exists for certain loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods.

36.

Comment: Per prior comments noting that principal risks should have corresponding principal strategies disclosure, please disclose that the Fund may invest principally in the securities discussed in the “Non-Senior Loans and Other Debt Securities Risk” discussion.

Response: The Registrant notes the following sentence included at the end of the fifth paragraph of “The Fund’s Principal Investment Strategy” section:

The Sub-Adviser expects to invest in Senior Loans, other loans and bonds of companies, including high yield securities and Rule 144A securities, possessing the following attributes, which it believes will help generate higher risk adjusted total returns:

37.

Comment: With respect to the “Lending of Securities” discussion in the “Non-Principal Strategies” section, the Staff notes that the only acceptable collateral for securities lending transactions is cash, US government securities, and standby letters of credit not issued by the Fund’s bank lending agent.[1] Please revise the disclosure accordingly and make conforming changes in the registration statement, including the SAI.

Response: The Registrant notes that any securities lending activity will take place at the Portfolio level. The Registrant confirms securities loaned by the Portfolio will be collateralized consistent with applicable SEC Staff guidance. In an effort to avoid confusion, the Registrant has revised the discussion of “Securities Lending Risk” in the “Additional Risk Information” section as follows:

Securities Lending Risk. The Portfolio may lend portfolio securities with a value of up to 40% of its net assets. For these purposes, net assets shall exclude the value of all assets received as collateral for the loan. Such loans may be terminated at any time, ~~and the Portfolio will receive cash or other obligations as collateral~~. Any such loans must be continuously secured by collateral maintained on a current basis in an amount at least equal to the market value of the securities loaned by the Portfolio. In a loan transaction, as compensation for lending its securities, the Portfolio will receive a portion of the dividends or interest accrued on the securities held as collateral or, in the case of cash collateral, a portion of the income from the investment of such cash. In addition, the Portfolio will receive the amount of all dividends, interest and other distributions on the loaned securities. However, the borrower has the right to vote the loaned securities. The Portfolio

[1]

The only acceptable collateral for securities lending transactions is cash, US Government securities and standby letters of credit not issued by the Fund’s bank lending agent. See, State Street Bank and Trust Co. (pub. avail. Jan. 29, 1972), Salomon Brothers (pub. avail. May 4, 1975), Lionel D. Edie Capital Fund (pub. avail. May 15, 1975), and The Adams Express Co. (pub. avail. Oct. 8, 1984).

will call loans to vote proxies if a material issue affecting the investment is to be voted upon. Should the borrower of the securities fail financially, the Portfolio may experience delays in recovering the securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the securities lending agent to be of good financial standing. In a loan transaction, the Portfolio will also bear the risk of any decline in value of securities acquired with cash collateral. The Portfolio will attempt to minimize this risk by limiting the investment of cash collateral to high quality instruments of short maturity.

SPDR Blackstone GSO Senior Loan ETF SAI Comments

38.	Comment: Please update disclosure in the SAI responsive to Items 17-20 of Form N-1A to reflect the calendar or fiscal dates specified by the Form N-1A instructions.

Response: The disclosure has been updated as requested.

39.

Comment: With respect to the “GSO Potential Conflicts of Interest” section, the Staff notes that the Sub-Adviser has substantially increased the amount of disclosure included in the discussion. Please ensure that the material aspects of the new disclosure are adequately reflected in the Fund’s Prospectus and that it clearly identifies the fact that conflicts of interest arise between the Fund’s shareholders and the Sub-Adviser and its affiliates.

Response: The Registrant believes the current placement of the “GSO Potential Conflicts of Interest” discussion is appropriate. The Registrant notes that Item 20(a)(4) of Form N-1A addresses conflicts of interest and is included in the SAI.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely, /s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.

Appendix A

SPDR SSGA Multi-Asset Real Return ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management fees[1]	0.50%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses[1]	0.50%

[1]	The Fund’s “Management fees” and “Total annual Fund operating expenses” have been restated to reflect current fees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$51	$160	$280	$628

SPDR SSGA Income Allocation ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management fees[1]	0.50%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses[1]	0.50%

[1]	The Fund’s “Management fees” and “Total annual Fund operating expenses” have been restated to reflect current fees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$51	$160	$280	$628

SPDR SSGA Global Allocation ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management fees	0.35%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.35%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$36	$113	$197	$443

SPDR SSGA Ultra Short Term Bond ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management fees	0.20%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.20%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$20	$64	$113	$255

SPDR DoubLeline Total Return Tactical ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management fees	0.65%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.65%
Less contractual fee waiver[1]	(0.10)%
Net annual Fund operating expenses	0.55%

[1]

SSGA Funds Management, Inc. (“SSGA FM” or “Adviser”) has contractually agreed to waive a portion of its management fee and/or reimburse certain expenses, until October 31, 2019, so that the net annual Fund operating expenses, before application of any fees and expenses not paid by the Adviser pursuant to the Investment Advisory Agreement, if any, are limited to 0.55% of the Fund’s average daily net assets. The contractual fee waiver and/or reimbursement does not provide for the recoupment by the Adviser of any fees the Adviser previously waived. The Adviser may continue the waiver and/or reimbursement from year to year, but there is no guarantee that the Adviser will do so and after October 31, 2019, the waiver and/or reimbursement may be cancelled or modified at any time. This waiver and/or reimbursement may not be terminated prior to October 31, 2019 except with the approval of the SSGA Active Trust’s Board of Trustees.

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The calculation of costs for the one-year period takes into account the effect of any current contractual fee waivers and/or reimbursements; and the calculation of costs for the remaining periods takes such fee waivers and/or reimbursements into account only for the first year of each such period. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$56	$198	$352	$801

SPDR MFS Systematic Core Equity ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management fees	0.60%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.60%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$61	$192	$335	$750

SPDR MFS Systematic Growth Equity ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management fees	0.60%
Distribution and service (12b-1) fees	None
Other expenses	0.01%
Total annual Fund operating expenses	0.61%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$62	$195	$340	$762

SPDR MFS Systematic Value Equity ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of the Fund and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management fees	0.60%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.60%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$61	$192	$335	$750

SPDR Blackstone / GSO Senior Loan ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Fund Shares”). This table and the Example below reflect the expenses of both the Fund and the Portfolio (as defined below) and do not reflect brokerage commissions you may pay on purchases and sales of Fund Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management fees	0.70%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.70%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$72	$224	$390	$871